


U.
SECURITIESAN
Wash.

08025812

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01-01-2007__ AND ENDING __12-31-2007__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 West Riverside Ave Suite 1430

(No. and Street)

Spokane   Wa   99201

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.

(Name – if individual, state last, first, middle name)

926 West Sprague Ave Suite 300   Spokane   Wa   99201

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Tom L Turner_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Alliant Securities, Inc._____ , as
of _____December 31_____ , 20 _07___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
_____Signature

_____Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Spokane, Washington

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

February 19, 2008
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS	2007	2006
Cash	$ 771,841	$ 642,289
Segregated cash	15,200	5,000
Accounts receivable from brokers and dealers	27,770	20,388
Accounts receivable from customers	61,298	4,658
Officer receivable		1,868
Secured demand notes receivable collateralized by marketable securities	450,000	450,000
Prepaid expenses and deposit	3,575	3,575
Deposits with clearing brokers	102,000	102,000
DTCC common stock	5,902	5,885
Cash surrender value of officers' life insurance	35,536	34,345
Property and equipment	5,206	6,414
	$ 1,478,328	$ 1,276,422

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Payable to brokers and dealers	$ 132,568	$ 2,727
Payable to customers	3,682	11,001
Accounts payable	31,486	39,192
Other liabilities	28,524	21,113
Accrued profit sharing plan contribution	110,313	107,352
Accrued payroll	290,203	217,655
Payroll and business taxes payable	2,451	2,616
Federal income taxes payable	4,901	566
	604,128	402,222
Subordinated borrowings	450,000	450,000
Stockholders' equity:		
Common stock, $50 par value: Authorized, 1,000 shares; Issued and outstanding, 1,000 shares	50,000	50,000
Additional paid-in capital	237,883	237,883
Retained earnings	136,317	136,317
	424,200	424,200
	$ 1,478,328	$ 1,276,422

The accompanying notes are an integral
part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME
for the years ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Commissions	$ 1,847,022	$ 1,813,160
Interest income	80,724	50,965
Other income	132,359	98,411
	2,060,105	1,962,536
Expenses:		
Salesmen salaries and commissions	907,667	875,320
Office salaries	301,577	298,805
Payroll taxes	66,071	65,561
Profit sharing plan contribution	110,313	107,352
Medical insurance	56,607	60,029
Officers' life and disability insurance	7,390	7,324
Telephone and telequote	27,808	30,366
Rent	137,276	138,801
Office supplies and postage	68,984	70,233
Data processing	84,691	85,086
Clearing costs	55,469	60,082
Regulatory fees	19,977	13,023
Business and property taxes	32,232	33,930
Dues, licenses and subscriptions	25,180	20,771
Depreciation	1,208	1,369
Equipment rental and maintenance	8,098	12,251
Professional services	44,937	22,968
Corporate insurance	9,621	7,940
Auto and travel expense	36,744	33,263
Meals and entertainment	7,571	7,513
Advertising and promotion	4,830	2,590
Bank and transfer fees	10,612	5,142
Miscellaneous		1,691
	2,024,863	1,961,410
Income before federal income taxes	35,242	1,126
Federal income tax expense	5,242	1,126
Net income	$ 30,000	$ -0-

The accompanying notes are an integral
part of the financial statements.

-3-

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2007 and 2006

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2006	1,000	$ 50,000	$ 237,883	$ 136,317	$ 424,200
Net income				-0-	
Balances, December 31, 2006	1,000	50,000	237,883	136,317	424,200
Net income				30,000	30,000
Less dividends paid				(30,000)	(30,000)
Balances, December 31, 2007	1,000	$ 50,000	$ 237,883	$ 136,317	$ 424,200

The accompanying notes are an integral
part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
for the years ended December 31, 2007 and 2006

Subordinated borrowings at January 1, 2006	$ 450,000
Increases:	
None	
Decreases:	
None	
Subordinated borrowings at December 31, 2006	450,000
Increases:	
None	
Decreases:	
None	
Subordinated borrowings at December 31, 2007	**$ 450,000**

*The accompanying notes are an integral
part of the financial statements.*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS
for the years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 30,000	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,208	$ 1,369
Loss on disposal of assets		2,254
Changes in assets and liabilities:		
Segregated cash	(10,200)	
Net receivable from brokers and dealers	122,459	(298)
Net receivable from customers	(63,959)	3,312
Officer receivable	1,868	22,669
Deposits		(30,000)
DTCC common stock	(17)	(5,885)
Accounts payable and other liabilities	(295)	16,476
Accrued profit sharing plan contribution	2,961	6,936
Accrued payroll	72,548	28,419
Payroll and business taxes payable	(165)	(84)
Federal income taxes payable	4,335	(2,298)
Net cash provided by operating activities	160,743	42,870
Cash flows from investing activities:		
Premium payments on officers' life insurance	(1,191)	(1,317)
Purchase of equipment		(1,221)
Net cash used in investing activities	(1,191)	(2,538)
Cash flows from financing activities:		
Dividends paid	(30,000)	
Net increase in cash	129,552	40,332
Cash at beginning of year	642,289	601,957
Cash at end of year	$ 771,841	$ 642,289
Supplemental disclosure of cash paid during the year for interest		$ 1,140

*The accompanying notes are an integral
part of the financial statements.*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS

---

1. **The Company and Significant Accounting Policies:**

   The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Spokane, Washington.

   The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

   In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   The Company maintains cash balances at banks which at times may be in excess of federally insured limits.

   DTCC common stock is valued at cost, which approximates fair value.

   Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

   Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives.

Continued

2. Reserve Bank Account:

In accordance with the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a special reserve bank account for the exclusive benefit of customers. The Company segregated $15,200 and $5,000 for the years ended December 31, 2007 and 2006, respectively, for this purpose. The required balance in this reserve account was $79,455 and $9,765 at December 31, 2007 and 2006, respectively. On January 2, 2008 and January 2, 2007, an additional $70,000 and $10,000, respectively was deposited.

3. Subordinated Borrowings:

The Company has non-interest bearing secured demand note collateral agreements in the amount of $450,000. The borrowings are in the amount of $150,000 from each of the 33.33% shareholders with a total of $450,000 due October 31, 2009. All notes are non-interest bearing and are subordinated to the claims of general creditors.

The agreements have been approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Property and Equipment:

A summary of property and equipment at December 31, 2007 and 2006 is as follows:

	2007	2006
Furniture and equipment	$ 66,322	$ 66,322
Leasehold improvements	6,144	6,144
	72,466	72,466
Less accumulated depreciation	67,260	66,052
	$ 5,206	$ 6,414

Continued

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS, *Continued*

---

5. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2007 and 2006, the Company had net capital of $859,409 and $856,273, which was $609,409 and $606,273, respectively, in excess of its required net capital. The Company's net capital ratio was .70 to 1 and .47 to 1 at December 31, 2007 and 2006, respectively.

6. **Operating Line of Credit:**

The Company has a $1,000,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders. Interest is due monthly at the bank's prime rate. There were no balances due under the line of credit agreement at December 31, 2007 and 2006.

7. **Profit Sharing Plan:**

The Company has established a profit sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2007 and 2006 were $110,313 and $107,352, respectively.

8. **Commitments:**

The Company leases its business office under a non-cancellable lease agreement through April 30, 2008. The Company has entered into a new facility lease agreement beginning April 1, 2008 through March 31, 2018. The building is owned 27% by two of the stockholders of the Company. In addition to the monthly rent expense of $9,293, the Company is obligated to pay common area maintenance fees estimated to be $1,675 per month. Under the lease terms, the Company will also be responsible for a proportionate share of real estate taxes and insurance expense. Rent expense was $137,276 and $138,801 for the years ended December 31, 2007 and 2006, respectively.

Continued

8. **Commitments,** *continued*:

Future minimum payments under the lease agreements are as follows:

Years ending December 31:

2008	$ 83,633
2009	111,510
2010	111,510
2011	111,510
2012	111,510
Thereafter	585,427
	$1,115,100

9. **Federal Income Taxes:**

The differences between the Company's effective income tax and the statutory rate results principally from certain nondeductible expenses. Federal income tax expense for the years ended December 31, 2007 and 2006 was $5,242 and $1,126, respectively.

McDIRMID, MIKKELSEN & SECREST, P.S.

Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Alliant Securities, Inc.
Turner ◆ Nord ◆ Kienbaum
Spokane, Washington

We have audited the accompanying financial statements of Alliant Securities, Inc. Turner ◆ Nord ◆ Kienbaum as of and for the year ended December 31, 2007 and have issued our report thereon dated February 19, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, 4, and 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen + Secrest, P.S.

February 19, 2008
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Net capital:
  Stockholders' equity:

Common stock	$ 50,000	
Additional paid-in capital	237,883	
Retained earnings	136,317	
Total stockholders' equity		**$ 424,200**
Subordinated borrowings allowable in computation of net capital		**450,000**
Total stockholders' equity and allowable subordinated borrowings		**874,200**
Deductions:		
Non-allowable assets:		
Unsecured accounts	108	
Prepaid expenses and deposits	3,575	
DTCC common stock	5,902	
Furniture and equipment at cost, net of accumulated depreciation	5,206	
		14,791
Net capital		**859,409**
Minimum net capital required		**250,000**
Excess net capital		**$ 609,409**

Continued

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION, *Continued*
December 31, 2007

Aggregate indebtedness:

Payable to brokers and dealers	$ 132,568
Payable to customers	3,682
Accounts payable	31,486
Other liabilities	28,524
Accrued profit sharing plan contributon	110,313
Accrued payroll	290,203
Payroll and business taxes payable	2,451
Federal income taxes payable	4,901
Total aggregate indebtedness	**$ 604,128**

Ratio: Aggregate indebtedness to net capital   **.70 to 1**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$ 132,398	
Customers' securities failed to receive	3,682	
Other - dividends	170	
Total credit items		$ 136,250

Debit Balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		60,578
Excess of total credits over total debits		$ 75,672
Reserve requirement - 105% of total excess		$ 79,455
Amount held on deposit in Reserve Bank Account		$ 15,200
Additional deposit, January 2, 2008		70,000
New amount in Reserve Bank Account		$ 85,200

The amount of deposit in the special reserve bank account for the exclusive benefit of customers was $15,200 for the year ended December 31, 2007. On January 2, 2008, an additional $70,000 was deposited.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2007

Net capital:

Net capital as reported on FOCUS REPORT   **$ 859,409**

Net capital as computed on page 12   **$ 859,409**

Aggregate indebtedness:

Aggregate indebtedness as reported on FOCUS REPORT   **$ 604,128**

Aggregated indebtedness as computed on page 13   **$ 604,128**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
RECONCILIATION WITH COMPANY'S COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS INCLUDED IN PART II OF
FORM X-17A-5
December 31, 2007

Reserve requirement as reported on FOCUS REPORT $79,455

Reserve requirement as computed on page 14 $79,455

SCHEDULE 5
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

1. Customer fully paid securities and excess margin
   securities not in the respondents possession or
   control as of the report date (for which instructions
   to reduce to possession or control had been issued as
   of report date) but for which the required action
   was not taken by respondent within the time frames
   specified under Rule 15c3-3. $ 0

   Number of items   0

2. Customers' fully paid securities and excess margin
   securities for which instructions to reduce to
   possession or control had not been issued as of the
   report date, excluding items arising from "temporary"
   lags which result from normal business operations" as
   permitted under Rule 15c3-3. $ 0

   Number of items   0

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Alliant Securities, Inc.
Turner ◆ Nord ◆ Kienbaum
Spokane, Washington

In planning and performing our audit of the financial statements of Alliant Securities, Inc. Turner ◆ Nord ◆ Kienbaum for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the

Continued

-18-

Board of Directors
Alliant Securities, Inc.
Turner ◆ Nord ◆ Kienbaum

United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specifies parties.

McDirmid, Mikkelsen & Secrest, P.S.

February 19, 2008
Spokane, Washington

-19-

END